UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 12, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at September 30, 2011.

At September 30,
2011
£
(in millions)
Borrowings and Indebtedness
Short-term borrowing	6,830
Short-term derivative financial instruments *	284
Total short-term borrowings	7,114

Long-term borrowings	29,279
Long-term derivative financial instruments *	139
Total long-term borrowings	29,418

Net debt associated with held for sale assets	58

Total borrowings and indebtedness	36,590

Share Capital
Called up share capital (55,312,571,909 ordinary shares allotted, issued and fully paid)	3,976
Treasury shares held (4,655,101,951 shares)	(8,264)
Additional paid-in capital	153,947
Retained losses	(78,613)
Accumulated other comprehensive income	12,862

Total equity and shareholders’ funds	83,908

Total Capitalization and Indebtedness	120,498

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)

At September 30, 2011, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of INR186.3 billion, Vodafone Americas Finance 2 Inc. of US$2.3 billion and Vodafone Ghana Telecommunications Limited of US$193 million.

(2)	At September 30, 2011, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £2,165 million.

(3)

At September 30, 2011, the Group had cash and cash equivalents of £6,975 million, investments primarily in index linked government bonds of £744 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £2,624 million, giving total net borrowings and indebtedness of £26,247 million.

(4)

The Group’s outstanding US and euro commercial paper, reported within short term borrowings in the above table, increased by US$715 million and €114 million respectively between September 30, 2011 and March 7, 2012.

(5)

During December 2011, Vodafone Hutchison 3G Australia Pty Limited (“VHA”) repaid AUD 1.2 billion of its existing facility maturing June 2013. A newly created, 100% owned subsidiary of VHA drew down AUD 1.3 billion of a newly agreed AUD 1.7 billion facility maturing December 2016. On March 1, 2012, an additional AUD 150 million was drawn on this facility.

(6)

Between September 30, 2011 and March 7, 2012, the Group has purchased 875,679,320 of its ordinary shares at a cost (including dealing and associated costs) of £1,529,108,509. On December 12, 2011, the Group cancelled 1,500,000,000 ordinary shares. At March 7, 2012, the Group held 4,009,906,892 of its ordinary shares in treasury and had 49,805,098,087 ordinary shares in issue (excluding treasury shares).

(7)

During December 2011, the Group signed two separate European Investment Bank (“EIB”) facilities. The first facility was for €400 million with an availability period of 18 months, the second facility was for €300 million with an availability period of nine months. Both facilities are currently undrawn and are repayable on the seventh anniversary of the first disbursement date.

(8)	In January 2012, a $4.5 billion (£2.9 billion) dividend was received from Verizon Wireless of which £2 billion was paid to shareholders as a special dividend on February 3, 2012.

(9)

Between September 30, 2011 and March 7, 2012 a number of payments in relation to spectrum were made. On October 31, 2011 €1.2 billion was paid in respect of Italy, on November 24, 2011 €0.2 billion was paid in respect of Greece and on January 12, 2012 €0.1 billion was paid in respect of Portugal.

(10)

On November 9, 2011, the Group completed the disposal of its entire 24.4% interest in Polkomtel in Poland. The Group received cash consideration of approximately €920 million before tax and transaction costs.

(11)

Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 12, 2012

By: /s/ Neil Garrod
Name: Neil Garrod
Title: Director of Treasury